Mail Stop 3561

March 2, 2007

Mr. Jonathan J. Ledecky, President
Victory Acquisition Corp.
7 Times Square, 17th Floor
New York, New York 10036

> **Re: Victory Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed on January 31, 2007**
> **File No. 333-140359**

Dear Mr. Ledecky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given that the offer and sale of the insider warrants (also referred to as sponsor warrants) and the securities underlying the warrants are being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such insider warrants are exercised. In light of this fact, please tell us how you plan to account for these insider warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering

registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your insider warrants. It appears you are currently assuming the insider warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting for the insider warrants upon issuance.

2.   We note that much of the disclosure focuses on the company's ability to find a target in which the company and its management will be able to improve the target's business. For example, we note the statement on page 41 under the subheading "Consumer services" that, "We believe an opportunity exists to acquire companies … and accelerate their growth through the introduction of a national program strategy." We also note the emphasis on management's experience. We further note the disclosure on page 47 that, "While it is possible one or more of our directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination." Please revise and clearly disclose in the summary and elsewhere that is unlikely management will devote their full efforts to the company's affairs subsequent to a business combination. If it is the company's intention to retain its existing management after the consummation of a business combination, please detail how the company could accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company's management would be able to maintain its position with the company post-business combination. We may have further comment.

3.   The staff notes that some of the officers/directors of the company disclose a significant level of experience that is derived from such individual's existing and ongoing involvement in private investment companies and/or private equity firms. In light of the ongoing nature of the involvement of the officers/directors with these firms such as, Cullen Investments Limited and Ironbound Partners Fund LLC, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

4.   Please include the disclosure required by Item 507 of Regulation S-K.

5.   We note the inconsistent description of the insider warrants. Throughout the risk factors and in other places, they are referred to as "sponsors' warrants," while in the calculation of fees table, the risk factor on the top of page 22 and exhibit 4.4, they are called insider warrants. Please reconcile.

Summary, page 1

6.   The prospectus states on page 2 that each member of the company's board of directors is also an officer and/or director of Endeavor Acquisition Corp., a blank check company that entered into a definitive agreement in December 2006 to acquire American Apparel, Inc. and its affiliated companies. The prospectus further states that, because the company's officers and directors may become principals of future blank check companies formed to acquire an operating business(es) in the franchising, financial services or healthcare industries, the company is prohibited from seeking to acquire a target business in any of these industries so as to avoid any potential conflicts of interest. Please identify the industry in which American Apparel, Inc. and its affiliated companies operate and the industries in which the officers and directors would have pre-existing fiduciary and contractual obligations to Endeavor Acquisition Corp. In addition, please describe in more detail the future blank check companies in which the officers and directors may become principals.

Private Placement, page 2

7. Please state whether either Mr. Watson and/or Mr. Ledecky will purchase warrants directly. Also state whether either or both individuals may borrow funds to purchase warrants and, if so, whether the warrants will be pledged as collateral for such borrowed funds, if any.

8. It appears that Mr. Watson and Mr. Ledecky are "sponsors" of Victory Acquisition Corp. Please confirm. For purposes of clarity, please state also, if appropriate, that these individuals are also the "initial stockholders" and "founders," as referenced on page 3. We note in this regard that Cullen International Limited, described on page 66 as "an entity owned by interests associated with Mr. Watson," purchased 2,915,000 shares of the company's common stock in January 2007. Please provide further information concerning Cullen International, its organizational form, business and owners. If appropriate, identify this entity as a sponsor/founder/initial stockholder of the company. We may have further questions.

The Offering, page 4

Conditions to consummating our initial business combination, page 10

9. The prospectus states that, if the company acquires less than 100% of one or more target businesses, the aggregate fair market value of the portion(s) acquired must equal at least 80% of the balance in the trust account (excluding the deferred underwriting compensation) at the time of the transaction. Please describe the circumstances in which the company would acquire minority interests in one or more companies. We may have further comment.

Risk Factors, page 16

General

10. Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during the 30-day period prior to the redemption date (e.g. measurement period) as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

11.   Please revise the thirteenth risk factor on page 20, beginning "An effective registration statement may not be in place …," to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless). Please also revise your Description of Securities and notes to financial statements to reflect these changes.

12.   The discussion in risk factor fifteen on page 21 indicates that the company may complete a business combination "with a financially unstable company or an entity in its development stage." We note that such a transaction appears inconsistent with the criteria and guidelines that the company plans to use in evaluating acquisition opportunities, as set forth on page 42. These criteria include, among other things, established companies with proven track records ("… we do not intend to acquire start-up companies"), companies with strong free cash flow characteristics ("predictable, recurring revenue streams and an emphasis on low working capital and capital expenditure requirements") and companies that have a strong competitive industry position ("companies that have a leading market position"). Please discuss.

Proposed Business, page 41

Financial position, page 43

13.   Please explain the meaning of the phrase, "creat[e] a liquidity event."

14.   The prospectus states that, "Because we are able to consummate a business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires." Elsewhere, however, the prospectus states that the company has not taken any steps to secure third party financing. See page 26 ("… we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination."). See also the thirtieth risk factor (company may be unable to obtain additional financing, if require, to complete a business combination or to fund operations and growth of the target business). Please discuss the apparent inconsistency.

Limited ability to evaluate the target business' management, page 47

15.   Please identify the individual directors that may "remain associated in some capacity with us following a business combination."

Management, page 56

16.   Under the business experience of Mr. Ledecky, please describe in more detail the business or investment portfolio of Ironbound Partners Fund LLC.

Principal Stockholders, page 64

17.   Please provide further information concerning Cullen International Limited. Describe its business and legal organization. Identify the "interests associated with Mr. Watson" that are its owners, state the ownership interest of each, and advise us of the basis for the statement that Mr. Watson is beneficial owner of the shares. See also page 66. Describe any relationship between Cullen International Limited and Cullen Investments Limited, described on page 1 as a private investment company founded by Mr. Watson.

18.   On page 65, please clarify the meaning of the first sentence of the second full paragraph. Clarify, among other things, the meaning of subclause (i), which refers to "an entity's members upon its liquidation." Identify the "entity(ies)" and "members" in question and explain what is contemplated by this provision. Also explain whether the interests in Cullen International Limited are subject to the escrow. Confirm whether the shares could be sold at a price greater than $0.004 per share. See page 66 (purchase price of shares sold to initial stockholders). Also state whether a selling shareholder would retain all benefits of ownership after sale or transfer of ownership, as the sentence seems to suggest. Discuss and explain the purpose of the "private sale" exception. State whether a purchaser could be a relative, associate or affiliate of the seller. Provide a copy of any proposed sale agreement for the staff's review.

19.   With respect to the final sentence in the second full paragraph, please clarify whether a purchaser in a private sale of founder's common stock would receive any portion of the liquidation proceeds in the event of a liquidation. State also whether a purchaser would have conversion rights for purchased shares.

20.   Please either describe the "limited circumstances," referenced in the third full paragraph on page 65, in which the sponsors' warrants may be sold or transferred or cross-reference the information. See also page 68 (purchasers have agreed that sponsors' warrants will not be sold or transferred by them until after completion of business combination).

Financial Statements

General

21.   Please provide a currently dated consent in any amendment and ensure the
        financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Warrant Agreement, Exhibit 4.4

22.   We note in section 6.3 of the warrant agreement (exhibit 4.4) that the warrants
        may be exercised for cash or on a "cashless basis" in accordance with section
        3.3.1. Please show us where section 3.3.1 provides for a cashless exercise of the
        warrants.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert this action as defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Fax: (212) 818-8881